UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Kenneth Cole Productions, Inc.

(Name of Issuer)

Class A common stock, par value $.01 per share

(Title of Class of Securities)

193294105

(CUSIP Number)

Kenneth D. Cole
Kenneth Cole Productions, Inc.
603 West 50th Street
New York, New York 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	193294105

1.

Name of Reporting Person

Kenneth D. Cole, individually and as a Trustee of the Kenneth Cole Foundation, and as Trustee of the 2010 Kenneth D. Cole Grantor Remainder Annuity Trust, the July 2010 Kenneth D. Cole Grantor Remainder Annuity Trust, the 2009 Kenneth D. Cole Grantor Remainder Annuity Trust, the 2009 Kenneth D. Cole Family Grantor Remainder Annuity Trust and the Kenneth Cole 1994 Charitable Remainder Trust

2.	Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3.	SEC Use Only
4.	Source of Funds OO – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 9,208,979
	8.	Shared Voting Power 307,500
	9.	Sole Dispositive Power 9,208,979
	10.	Shared Dispositive Power 307,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,516,479
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 48.6%
14.	Type of Reporting Person IN

CUSIP No.	193294105

1.	Name of Reporting Person KMC Partners L.P.

2.	Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3.	SEC Use Only
4.	Source of Funds OO – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 187,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 187,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 187,500*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.96%
14.	Type of Reporting Person PN

*The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 9,516,479 shares of Common Stock beneficially owned by all of the Reporting Persons in the aggregate. See Item 5.

CUSIP No.	193294105

1.	Name of Reporting Person Maria C. Cole, individually and as a Trustee of the Kenneth Cole Foundation

2.	Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3.	SEC Use Only
4.	Source of Funds OO – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 307,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 307,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 307,500*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.57%
14.	Type of Reporting Person IN

*The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 9,516,479 shares of Common Stock beneficially owned by all of the Reporting Persons in the aggregate. See Item 5.

This Amendment to Schedule 13D is being filed by Kenneth D. Cole (“Mr. Cole”), individually and as a Trustee of the Kenneth Cole Foundation, and as Trustee of the 2010 Kenneth D. Cole Grantor Remainder Annuity Trust, the July 2010 Kenneth D. Cole Grantor Remainder Annuity Trust, the 2009 Kenneth D. Cole Grantor Remainder Annuity Trust, the 2009 Kenneth D. Cole Family Grantor Remainder Annuity Trust and the Kenneth Cole 1994 Charitable Remainder Trust; Maria C. Cole (“Ms. Cole”), individually and as a Trustee of the Kenneth Cole Foundation; and by KMC Partners L.P. (collectively, the “Reporting Persons”). The Reporting Persons report on Schedule 13D as members of a group (the “Group Members”).

This Amendment No. 3 amends and supplements the information set forth in the Schedule 13D filed by Mr. Cole with the United States Securities and Exchange Commission (the “Commission”) on June 15, 1994, as amended by Amendment No. 1, filed with the Commission on January 6, 1995, and Amendment No. 2, filed with the Commission on April 9, 1996 (collectively, the “Schedule 13D”), relating to the shares of Class A common stock, par value $0.01 per share (the “Common Stock”) of Kenneth Cole Productions, Inc., a New York corporation (the “Company” or the “Issuer”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 1.  Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This statement relates to shares of Class A common stock, par value $0.01 per share, of the Company. The address of the principal executive office of the Company is 603 West 50th Street, New York, New York 10019.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

The names of the Group Members are Kenneth D. Cole, individually and as a Trustee of the Kenneth Cole Foundation, and as Trustee of the 2010 Kenneth D. Cole Grantor Remainder Annuity Trust, the July 2010 Kenneth D. Cole Grantor Remainder Annuity Trust, the 2009 Kenneth D. Cole Grantor Remainder Annuity Trust, the 2009 Kenneth D. Cole Family Grantor Remainder Annuity Trust and the Kenneth Cole 1994 Charitable Remainder Trust; Maria C. Cole, individually and as a Trustee of the Kenneth Cole Foundation; and KMC Partners L.P.

Mr. Cole is employed as the Chairman and Chief Creative Officer of the Issuer. Mr. Cole’s business address is 603 West 50th Street, New York, New York 10019. The principal business of the Issuer is the designing, sourcing and marketing of a broad range of fashion footwear, handbags and apparel. The principal executive offices of the Issuer are located at 603 West 50th Street, New York, New York 10019. During the past five years, Mr. Cole has not been convicted in a criminal proceeding nor has he been party to a civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Cole is a citizen of the United States of America.

Ms. Cole serves as Chairman of HELP USA, a non-profit organization, and is a philanthropist. Her address is c/o Kenneth D. Cole at the address listed above. During the past five years, Ms. Cole has not been convicted in a criminal proceeding nor has she been party to a civil proceeding as a result of which she has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Cole is a citizen of the United States of America.

KMC Partners L.P. is a limited partnership organized under the laws of Delaware. The principal business of KMC Partners L.P. is holding shares of the Company and other investments. Its principal office and business address is c/o Kenneth D. Cole, 603 West 50th Street, New York, New York 10019. During the past five years, KMC Partners L.P. has not been convicted in a criminal proceeding nor has it been party to a civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

KMC Partners LLC, the general partner of KMC Partners L.P., is a limited liability company organized under the laws of Delaware. The principal business of KMC Partners LLC is acting as the general partner of KMC Partners L.P. Its principal office and business address is c/o Kenneth D. Cole, 603 West 50th Street, New York, New York 10019. During the past five years, KMC Partners LLC has not been convicted in a criminal proceeding nor has it been party to a civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following after the final paragraph thereof:

It is anticipated that the funding (including expenses) required for the Going Private Transaction (as defined and described in Item 4 below) will be approximately $160 million. It is expected that Mr. Cole will invest all of the Company shares he directly and indirectly owns in the Going Private Transaction, with additional necessary funds to be provided by committed financing from third-party financing sources, with commitment letters to be filed in an amendment to this Schedule 13D upon execution, following the completion of confirmatory due diligence by such financing sources. While Mr. Cole is in preliminary discussions with potential third-party financing sources, there can be no assurance that Mr. Cole will be able to obtain the additional funds necessary to consummate the Going Private Transaction. Mr. Cole reserves the right to withdraw the Proposal Letter at any time for any or no reason, including, without limitation, if Mr. Cole is unable to obtain such financing commitments.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following after the final paragraph thereof:

On February 23, 2012, Mr. Cole delivered a non-binding letter (the "Proposal Letter") to the board of directors of the Company proposing a transaction whereby pursuant to a merger, Mr. Cole would acquire 100 percent of the outstanding publicly held shares of Common Stock of the Company (the “Going Private Transaction”). As set forth in the Proposal Letter, public stockholders would receive $15.00 per share of Common Stock in cash.

As described in the Proposal Letter, Mr. Cole expects that the Company will appoint a special committee of independent directors to consider the proposal and make a recommendation to the Company’s board of directors, and that the special committee will retain its own independent legal and financial advisors. Mr. Cole further anticipates that any transaction will be consummated pursuant to the terms of definitive transaction documents mutually acceptable to Mr. Cole and such special committee. Mr. Cole will not proceed with the Going Private Transaction unless it is approved by the special committee. In addition, the merger agreement for the Going Private Transaction will provide that the transaction will be subject to a non-waivable condition requiring the approval of a majority of the shares of Common Stock that are not directly or indirectly owned by Mr. Cole. As indicated in the Proposal Letter, Mr. Cole, in his capacity as a stockholder of the Company, is interested only in pursuing the Going Private Transaction and has no interest in a disposition or sale of his interest in the Company nor is it Mr. Cole’s intention, in his capacity as a stockholder, to vote in favor of any alternative sale, merger or similar transaction involving the Company.

No assurances can be given that a transaction will be consummated. The Proposal Letter provides that no legally binding obligation with respect to a transaction will exist unless and until mutually acceptable definitive documentation has been executed and delivered with respect thereto. Mr. Cole reserves the right to modify or withdraw the Proposal Letter at any time.

The Going Private Transaction may result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Company, a merger or other extraordinary transaction involving the Company, the delisting of Common Stock from the New York Stock Exchange and the Common Stock becoming eligible for termination of registration pursuant to Section 12(g) of the Act.

If the Going Private Transaction is consummated, Mr. Cole expects that the management team at the Company would remain in place.

The summary above is qualified in its entirety by reference to the Proposal Letter, attached as Exhibit 3 hereto, which is incorporated by reference herein. A copy of the press release issued by Mr. Cole in connection with the Proposal Letter is attached hereto as Exhibit 4 hereto.

This Schedule 13D is not an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through separate materials filed with the Commission. Stockholders of the Issuer and other interested parties are urged to read these materials when and if they become available because they will contain important information. Stockholders of the Issuer will be able to obtain such documents (when and if available) free of charge at the Commission’s web site, www.sec.gov.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated with the following:

(a)-(b) The Group Members may be deemed to beneficially own an aggregate of 9,516,479 shares of Common Stock as a result of their beneficial ownership of (i) 4,432,084 shares of Common Stock which Mr. Cole has the right to acquire within 60 days upon the conversion of 4,432,084 shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”), (ii) 120,000 shares of Class B Common Stock held by the Kenneth Cole Foundation, of which Mr. Cole and Ms. Cole are co-Trustees, which can be converted into shares of Common Stock, (iii) 187,500 shares of Class B Common Stock held by KMC Partners L.P., of which KMC Partners LLC is the general partner, of which Mr. Cole has 50% ownership and Ms. Cole has 50% ownership, which can be converted into shares of Common Stock, (iv) 987,021 shares of Class B Common Stock held in the 2010 Kenneth D. Cole Grantor Remainder Annuity Trust, of which Mr. Cole is Trustee, which can be converted into shares of Common Stock, (v) 774,852 shares of Class B Common Stock held in the July 2010 Kenneth D. Cole Grantor Remainder Annuity Trust, of which Mr. Cole is Trustee, which can be converted into shares of Common Stock, (vi) 754,520 shares of Class B Common Stock held in the 2009 Kenneth D. Cole Grantor Remainder Annuity Trust, of which Mr. Cole is Trustee, which can be converted into shares of Common Stock, (vii) 754,520 shares of Class B Common Stock held in the 2009 Kenneth D. Cole Family Grantor Remainder Annuity Trust, of which Mr. Cole is Trustee, which can be converted into shares of Common Stock, (viii) 150,000 shares of Common Stock held by the Kenneth Cole 1994 Charitable Remainder Trust, of which Mr. Cole is Trustee, (ix) 338,333 shares of Common Stock held by Mr. Cole, (x) 958,926 shares of Common Stock which Mr. Cole has the right to acquire within 60 days upon the exercise of options granted to him under the Company’s 2004 Stock Incentive Plan, as amended, and (xi) 58,723 restricted shares of Common Stock granted to him under the Company’s 2004 Stock Incentive Plan, as amended. This aggregate amount represents approximately 48.6% of the shares of Common Stock currently outstanding, as calculated in accordance with Rule 13d-3.

Mr. Cole may be deemed to beneficially own an aggregate of 9,516,479 shares of Common Stock as a result of his beneficial ownership of (i) 4,432,084 shares of Common Stock which Mr. Cole has the right to acquire within 60 days upon the conversion of 4,432,084 shares of Class B Common Stock, (ii) 120,000 shares of Class B Common Stock held by the Kenneth Cole Foundation, of which Mr. Cole and Ms. Cole are co-Trustees, which can be converted into shares of Common Stock, (iii) 187,500 shares of Class B Common Stock held by KMC Partners L.P., of which KMC Partners LLC is the general partner, of which Mr. Cole has 50% ownership and Ms. Cole has 50% ownership, which can be converted into shares of Common Stock, (iv) 987,021 shares of Class B Common Stock held in the 2010 Kenneth D. Cole Grantor Remainder Annuity Trust, of which Mr. Cole is Trustee, which can be converted into shares of Common Stock, (v) 774,852 shares of Class B Common Stock held in the July 2010 Kenneth D. Cole Grantor Remainder Annuity Trust, of which Mr. Cole is Trustee, which can be converted into shares of Common Stock, (vi) 754,520 shares of Class B Common Stock held in the 2009 Kenneth D. Cole Grantor Remainder Annuity Trust, of which Mr. Cole is Trustee, which can be converted into shares of Common Stock, (vii) 754,520 shares of Class B Common Stock held in the 2009 Kenneth D. Cole Family Grantor Remainder Annuity Trust, of which Mr. Cole is Trustee, which can be converted into shares of Common Stock, (viii) 150,000 shares of Common Stock held by the Kenneth Cole 1994 Charitable Remainder Trust, of which Mr. Cole is Trustee, (ix) 338,333 shares of Common Stock held by Mr. Cole, (x) 958,926 shares of Common Stock which Mr. Cole has the right to acquire within 60 days upon the exercise of options granted to him under the Company’s 2004 Stock Incentive Plan, as amended, and (xi) 58,723 restricted shares of Common Stock granted to him under the Company’s 2004 Stock Incentive Plan, as amended. This aggregate amount represents approximately 48.6% of the shares of Common Stock currently outstanding, as calculated in accordance with Rule 13d-3.

Mr. Cole may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 9,208,979 shares of Common Stock, including (i) 4,432,084 shares of Common Stock which Mr. Cole has the right to acquire within 60 days upon the conversion of 4,432,084 shares of Class B Common Stock, (ii) 987,021 shares of Class B Common Stock held in the 2010 Kenneth D. Cole Grantor Remainder Annuity Trust, of which Mr. Cole is Trustee, which can be converted into shares of Common Stock, (iii) 774,852 shares of Class B Common Stock held in the July 2010 Kenneth D. Cole Grantor Remainder Annuity Trust, of which Mr. Cole is Trustee, which can be converted into shares of Common Stock, (iv) 754,520 shares of Class B Common Stock held in the 2009 Kenneth D. Cole Grantor Remainder Annuity Trust, of which Mr. Cole is Trustee, which can be converted into shares of Common Stock, (v) 754,520 shares of Class B Common Stock held in the 2009 Kenneth D. Cole Family Grantor Remainder Annuity Trust, of which Mr. Cole is Trustee, which can be converted into shares of Common Stock, (vi) 150,000 shares of Common Stock held by the Kenneth Cole 1994 Charitable Remainder Trust, of which Mr. Cole is Trustee, (vii) 338,333 shares of Common Stock held by Mr. Cole, (viii) 958,926 shares of Common Stock which Mr. Cole has the right to acquire within 60 days upon the exercise of options granted to him under the Company’s 2004 Stock Incentive Plan, as amended, and (ix) 58,723 restricted shares of Common Stock granted to him under the Company’s 2004 Stock Incentive Plan, as amended.

Mr. Cole may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 307,500 shares of Common Stock, including (i) 120,000 shares of Class B Common Stock held by the Kenneth Cole Foundation, of which Mr. Cole and Ms. Cole are co-Trustees, which can be converted into shares of Common Stock, and (ii) 187,500 shares of Class B Common Stock held by KMC Partners L.P., of which KMC Partners LLC is the general partner, of which Mr. Cole has 50% ownership and Ms. Cole has 50% ownership, which can be converted into shares of Common Stock.

KMC Partners L.P. may be deemed to beneficially own an aggregate of 187,500 shares of Common Stock as a result of its beneficial ownership of 187,500 shares of Class B Common Stock held by KMC Partners L.P. This aggregate amount represents approximately 0.96% of the shares of Common Stock currently outstanding, as calculated in accordance with Rule 13d-3. KMC Partners L.P. is reporting on this Schedule 13D as a member of a “group” with the other Group Members and, therefore, may be deemed to beneficially own the 9,516,479 shares of Common Stock beneficially owned by all of the Group Members in the aggregate, as described in the first paragraph of this Item 5. KMC Partners L.P. does not have the sole power to vote or to direct the vote of and to dispose of or to direct the disposition of any shares of Common Stock. KMC Partners, L.P. may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 187,500 shares of Common Stock as a result of its beneficial ownership of 187,500 shares of Class B Common Stock held by KMC Partners L.P.

KMC Partners LLC may be deemed to beneficially own an aggregate of 187,500 shares of Common Stock held by KMC Partners L.P., of which KMC Partners LLC is the general partner, of which Mr. Cole has 50% ownership and Ms. Cole has 50% ownership, which can be converted into shares of Common Stock. This aggregate amount represents approximately 0.96% of the shares of Common Stock currently outstanding, as calculated in accordance with Rule 13d-3. KMC Partners LLC does not have the sole power to vote or to direct the vote of and to dispose of or to direct the disposition of any shares of Common Stock. KMC Partners LLC may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 187,500 shares of Common Stock as a result of its beneficial ownership of 187,500 shares of Class B Common Stock held by KMC Partners L.P., of which KMC Partners LLC is the general partner, of which Mr. Cole has 50% ownership and Ms. Cole has 50% ownership, which can be converted into shares of Common Stock.

Ms. Cole may be deemed to beneficially own an aggregate of 307,500 shares of Common Stock as a result of her beneficial ownership of (i) 120,000 shares of Class B Common Stock held by the Kenneth Cole Foundation, of which Mr. Cole and Ms. Cole are co-Trustees, which can be converted into shares of Common Stock, and (ii) 187,500 shares of Class B Common Stock held by KMC Partners L.P., of which KMC Partners LLC is the general partner, of which Mr. Cole has 50% ownership and Ms. Cole has 50% ownership, which can be converted into shares of Common Stock. This aggregate amount represents approximately 1.57% of the shares of Common Stock currently outstanding, as calculated in accordance with Rule 13d-3. Ms. Cole is reporting on this Schedule 13D as a member of a “group” with the other Group Members and, therefore, may be deemed to beneficially own the 9,516,479 shares of Common Stock beneficially owned by all of the Group Members in the aggregate, as described in the first paragraph of this Item 5.

Ms. Cole does not have the sole power to vote or to direct the vote of and to dispose of or to direct the disposition of any shares of Common Stock. Ms. Cole may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 307,500 shares of Common Stock, as a result of her beneficial ownership of (i) 120,000 shares of Class B Common Stock held by the Kenneth Cole Foundation, of which Mr. Cole and Ms. Cole are co-Trustees, which can be converted into shares of Common Stock, and (ii) 187,500 shares of Class B Common Stock held by KMC Partners L.P., of which KMC Partners LLC is the general partner, of which Mr. Cole has 50% ownership and Ms. Cole has 50% ownership, which can be converted into shares of Common Stock.

Calculations in this Item 5 are based upon 10,083,290 shares of Common Stock outstanding as of December 31, 2011 and 512,433 restricted shares of Common Stock outstanding as of January 3, 2012.

(c) On January 3, 2012, Mr. Cole was awarded 33,723 shares of restricted Common Stock pursuant to the Company’s 2004 Stock Incentive Plan, as amended.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

KMC Partners LLC is the general partner of KMC Partners L.P. pursuant to an Agreement of Limited Partnership, dated November 5, 1999, which is attached hereto as Exhibit 5 and incorporated by reference, that grants to KMC Partners LLC the authority, among other things, to vote and dispose of the Class B Common Stock held by KMC Partners L.P. The Limited Liability Company Agreement of KMC Partners LLC, of which Mr. Cole has 50% ownership and Ms. Cole has 50% ownership, is attached hereto at Exhibit 6 and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following at the end thereof:

Exhibit 2         Joint Filing Agreement, dated February 24, 2012

Exhibit 3         Proposal Letter, dated February 23, 2012, to the Board of Directors of the Company

Exhibit 4         Press Release, dated February 24, 2012

Exhibit 5         Agreement of Limited Partnership of KMC Partners L.P., dated November 5, 1999

Exhibit 6         Limited Liability Company Agreement of KMC Partners LLC, dated November 5, 1999

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2012	Kenneth D. Cole, individually and as a Trustee of the Kenneth Cole Foundation, and as Trustee of the 2010 Kenneth D. Cole Grantor Remainder Annuity Trust, the July 2010 Kenneth D. Cole Grantor Remainder Annuity Trust, the 2009 Kenneth D. Cole Grantor Remainder Annuity Trust, the 2009 Kenneth D. Cole Family Grantor Remainder Annuity Trust and the Kenneth Cole 1994 Charitable Remainder Trust

/s/ Kenneth D. Cole

KMC Partners L.P.
By: KMC Partners LLC, its general partner

By:	/s/ Kenneth D. Cole
Name:	Kenneth D. Cole
Title:	Member

Maria C. Cole, individually and as a Trustee of the Kenneth Cole Foundation

/s/ Maria C. Cole

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